WAL★MART
MEXICO

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS ANNUAL SHAREHOLDERS' MEETING

Mexico City, February 25, 2004

Wal-Mart de Mexico, S.A. de C.V. held its Annual Shareholders' Meeting today, in Mexico City. The main resolutions adopted were:

Expansion Program 2004:

The 18-month expansion program was announced. It considers the opening of 77 units, including 9 Sam's Clubs, 38 Bodegas Aurrera, 6 Wal-Mart Supercenters, 10 Superamas, and 14 restaurants. The estimated growth in installed capacity will be 15% with an investment of $7,200 million pesos, equivalent to $635 million dollars.

Voting Rights to Series C Shares and Conversion to Series V Shares:

In accordance to one of the best Corporate Governance practices, "one share, one vote and equal rights for all shareholders", it was approved to grant to Series C shareholders the same rights the Series V shareholders currently have. As a result of this, Series C shares would be converted into Series V shares. The exchange will be made on March 3, 2004 and shareholders will receive provisional certificates in a proportion of one to one. From March 1, 2004 on Series V shares will be the only ones representing the Capital Stock of the Company.

Dividend Payment:

Shareholders approved a dividend that at shareholders choice would be paid in cash, $0.44 pesos per share, or in stock. The number of new Series V shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for series V shares at the Mexican Stock Exchange on March 22, 2004. Shareholders will have from today and until March 29, 2004 to decide if they wish to receive the payment in shares. Those who do not inform their choice, will receive cash. Dividend will be paid on Wednesday March 31, 2004.

Board of Directors:

Mr. Cesareo Fernandez was ratified as Chairman of the Board of Directors, and Mr. Ernesto Vega was named vice-chairman. Mr. Hector M. de Uriarte, who until today served as vice-chairman of the Board of Directors, announced his retirement, after a long carrier with the company, during which he made a number of important contributions to Wal-Mart de Mexico. Doctor Jesus Reyes Heroles, economist with outstanding carrier both in the public service as well as the private sector of the Country, has been appointed to the Board of Directors of the Company. Doctor Reyes Heroles receive a bachelor on economics from the Instituto Tecnologico Autonomo de Mexico (ITAM), and awarded Fullbright scholarship, as well as one from Banco de Mexico and another one from CONACYT to study at the Massachusetts Institute of Technology (MIT), where he received a Ph.D. in economics. Within the public sector, he was ambassador from Mexico in the United States and Secretary of Energy. Mr. Charles Holley, also retired from the Board of Directors, and Mr. John Lewis, Senior Vice-president for Wal-Mart Stores, Inc. And Chief Financial Officer for Wal-Mart International, was appointed to replace him. All the other Directors as well as the Company's examiners were ratified.

Results for 2003:

The Company's shareholders approved the financial information for the year 2003 as it had been previously presented through The Mexican Stock Exchange on February 9. The approval was preceded by a favorable report by the Audit Committee, which has a majority of independent Directors, as well as favorable reports by both the Examiner and the external auditors.

dlw 3/10

FILE N°
82-4609

Repurchase of Shares:

Shareholders approved an amount of $4,000,000,000 pesos as the maximum amount that the Company may use in Repurchase of Shares during 2004. Shareholders approved to cancel 27,619,700 series C shares from the share repurchase program, that were considered as treasury stock.

The Wal-Mart de Mexico Foundation:

Shareholders were informed on the activities of the Wal-Mart de Mexico Foundation. Said foundation coordinated donations for more than 92 million pesos, benefiting around 250 thousand people. Donations were given both directly to 14 institutions throughout the Country, as well as indirect donations through the round up in favor of the Red Cross. In kind donations were also made, volunteer programs were conducted, and successful experiences of involvement with the community were achieved.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 640 units, broken down as follows:

- 53 Sam's Clubs
- 140 Bodega Aurrera
- 83 Wal*Mart Supercenters
- 44 Superamas
- 52 Suburbias
- 268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS THAT, AS A RESULT OF THE CONVERSION OF SERIES C SHARES INTO V SHARES, FROM MONDAY MARCH 1, 2004, SERIES V SHARES WILL BE THE ONLY ONES TRADING IN THE MEXICAN STOCK EXCHANGE

Mexico City, February 27, 2004

Wal-Mart de Mexico, S.A. de C.V. (WALMEX), announces to its shareholders as well as to the public in general, that as a result of the resolutions adopted at its Annual Shareholder's Meeting, in the sense of granting vote to its Series C shares and converting them into Series V shares, from next Monday March 1, 2004, Series V shares will be de only ones representing the Capital Stock of the Company, and the only ones trading in the Mexican Stock Exchange. Shareholders of Series C shares will be able to exchange them for Series V shares in a proportion of one to one, from Wednesday March 3, 2004.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 640 units, broken down as follows:

- 53 Sam's Clubs
- 140 Bodega Aurrera
- 83 Wal*Mart Supercenters
- 44 Superamas
- 52 Suburbias
- 268 Restaurants, including 17 franchises

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tels. 5283 1300
Fax. 5283 1392

7:21

FILE N°
82-4609

Bolsa Mexicana de Valores, S.A. de C.V.
Eduardo Trigueros Gaisman
Issuer's Director
Reforma 255, 6°. piso
Col. Cuauhtemoc
Mexico, D.F.

As the independent auditor of Wal–Mart de Mexico, S.A. de C.V. and in compliance with the provisions of Article 2, section I, subparagraph g) of the Issuers Circular, which contains general Requirements applicable to security issuers and other participants in the securities market ("the Single Circular"), in connection with the financial statements of the aforesaid issuer for each of the two years ended December 31, 2003 and 2002, I hereby state under oath that:

1. Neither I, the undersigned, nor the firm in which I am a partner are in any of the situations mentioned in Article 83 of the Single Circular; consequently, we may be considered as independent.

2. I agree to provide the Mexican National Banking and Securities Commission with whatsoever information it may require to verify my independence.

3. I agree to keep physically or on electronic devices for a period of no less than five (5) years, in my offices, all the documentation, information and all other judgmental elements used to prepare the audit report on the financial statements being audited and to submit it to the aforesaid Commission.

4. I consent to Wal-Mart de México, S.A. de C.V.'s including in the annual report mentioned in Articles 33, section I, subparagraph b), numeral 1. and 36, section I, subparagraph c) of requirements, the financial statements that I audited, as well as whatsoever other financial information derived from such financial statements, or from the audit report that I submitted, so that such report can be made public. This in the understanding that prior to the inclusion of the related information, I may verify it.

5. I hold a valid document attesting to my technical capacity.

FILE N°
82-4609

6. I have not received any offer to be a board member or officer of Wal-Mart de México, S.A. de C.V.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Agustín Aguilar

Mexico City, February 27, 2004